2225 W. Chandler Blvd., Chandler, Arizona  85224 / 480.917.6000

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Rogers Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 21, 2017
File No. 1-04347

Dear Mr. O’Brien:

On behalf of Rogers Corporation (the “Company” or “we”), we are providing the following responses to the comments contained in the Staff letter of the Securities and Exchange Commission (the “Staff”) to the Company, dated June 27, 2017, relating to the Company’s above-referenced filing.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. With respect to the second comment in the Staff’s letter, please note that we have elected to respond to the second bullet point first as we believe it provides a foundation for understanding our response to the first bullet point.

Form 10-K for Fiscal Period Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.
In future filings, please enhance your discussion of the known trends, events or uncertainties that have had or will have materially favorable or unfavorable impacts on your financial condition, operating performance, revenues or income, or that result in your liquidity increasing or decreasing in any material way. For instance, we note that your discussions of changes in net sales are recitations of information found in the balance sheets and that you primarily attribute a 2016 year-over-year increase in backlog of 41% to “an improvement in general market conditions.” These are only examples. For guidance, please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We acknowledge the Staff’s comment and intend to enhance our discussion of known material trends, events or uncertainties in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Income Tax Expense, page 25

2.	Regarding your revised assertion for unremitted earnings, please address the following points:

●
Expand your disclosure to describe in further detail the changes in your business circumstances and long-term business plan which led to your determination that certain accumulated foreign subsidiary earnings are no longer considered permanently reinvested.

Response:

The Company continually evaluates initiatives to better align tax, legal entity and operational structures with our changing and expanding global footprint resulting from new products and product applications as well as acquisitions. During the second quarter of 2016, the Company identified an opportunity to transfer the ownership of a German subsidiary, a member of the Power Electronics Solutions (PES) business unit, from the U.S. into our foreign holding company structure to more closely align it with our other PES operations.  Consolidating the ownership of the PES business unit is expected to improve overall coordination on a global, regional, and country level and ultimately improve the management of operational, financial, including efficient cash management, and human resources. Consideration for the transfer of ownership included cash and an intercompany note.  As a result of this discrete event, the Company needed to redeploy cash within the foreign holding company structure which was achieved through distributions from certain of our lower-tier Chinese subsidiaries to our foreign holding company.  This transaction also changed future foreign debt service requirements in our foreign holding company.  These factors caused the Company to change its permanent reinvestment assertion with respect to all of the undistributed earnings of the lower-tier Chinese subsidiaries that made the distributions to our foreign holding company.  This transaction impacted our effective tax rate beginning in the second quarter of 2016.  We plan to expand our disclosure of this transaction in our upcoming Quarterly Report on Form 10-Q for the period ending June 30, 2017 in order to provide our investors with a better understanding of the changes in our quarter-over-quarter effective tax rate.  The expanded disclosure will replace “changes in business circumstances and our long-term business plan” with “certain internal restructuring transactions effectuated to more closely align our subsidiaries from an operational, legal and geographic perspective and improve management of financial resources.”

●
Tell us the amount of foreign earnings previously determined to be permanently reinvested that has been and/or is expected to be repatriated by jurisdiction, including whether those earnings were distributed to the US or other offshore subsidiaries. Also, tell us if this amount represents the entire amount of unremitted foreign earnings for each jurisdiction, if not how much remains as permanently reinvested by jurisdiction. Finally, for the portion that has not yet been distributed, tell us to which offshore subsidiary the distribution will be made. If there has not been a determination on where the distribution will be made, help us understand how you determined the amount of the deferred tax liability to recognize.

Response:

The following narrative will discuss the various components impacted by the change in assertion referenced above.  During 2016, the transaction noted above resulted in the Company changing its assertion with respect to the entire amount of $76.6 million of undistributed foreign earnings in certain lower-tier Chinese subsidiaries that were previously considered permanently reinvested in China as of December 31, 2015 and their entire $32.0 million of 2016 earnings since such earnings are now expected to be distributed within the foreign holding company structure.  Of these $108.6 million in earnings, $63.4 million were distributed to our foreign holding company structure in 2016 and the remainder is expected to be distributed in future periods.  The change in the Company’s intention with respect to distribution of the unremitted earnings of these lower-tier Chinese subsidiaries within our foreign holding company structure was directly linked to the German entity transfer, and did not impact the Company’s ability and intent to permanently reinvest the remaining $210.9 million of undistributed foreign earnings outside of the U.S. as of December 31, 2016.

Taxes incurred from the change in assertion include China distribution withholding taxes and incremental Belgium taxes due upon distribution.  As set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, the Company paid $6.3 million in taxes on 2016 distributions and accrued $6.1 million as a deferred tax liability for the remainder, which will be due upon distribution of earnings up the chain to subsidiaries in our foreign holding company structure.

●
Tell us how you were able to conclude that you continue to meet the exception for recognition of a deferred tax liability in ASC 740-30-25-17 for your remaining undistributed foreign earnings. As part of your response, tell us how you determined which jurisdictions to distribute their earnings to either the US or other offshore subsidiaries.

Response:

ASC 740-30-25-17 provides that a parent entity may overcome the presumption in ASC 740-30-25-3 that all undistributed earnings of its subsidiaries will be transferred to the parent entity and such undistributed earnings included in consolidated income generally and not accrue income taxes on the undistributed earnings of such subsidiaries if, inter alia, sufficient evidence shows that the subsidiaries have invested or will invest their undistributed earnings indefinitely.  As described above, the intercompany transfer of ownership of the German subsidiary was a discrete event which led to re-evaluation of our permanent reinvestment assertion.  It was determined that the transaction would be funded through 2016 and future year distributions out of certain of our Chinese subsidiaries, which led to the change in assertion with respect to only this limited group of entities.  These particular entities were selected to fund the transaction based on a review of cash balances and future cash flow projections of the subsidiaries under our foreign holding company structure.  Because the permanent reinvestment assertion with respect to our other foreign subsidiaries and their unremitted earnings remained unchanged as of December 31, 2016, the Company concluded it continued to meet the exception for recognition of a deferred tax liability in ASC 740-30-25-17 at that time.

●	Quantify each factor discussed on page 25 as impacting your effective tax rate for each period presented. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response:

Each factor discussed on page 25 as impacting our effective tax rate is quantified below:

Withholding taxes on offshore cash movements	7.7%
Change to our assertion that certain foreign earnings are permanently reinvested	7.4%
Change in mix of earnings attributable to higher taxing jurisdictions	2.5%
Increase in the reversal of reserves for uncertain tax positions	-4.4%
Prior year impact related to finalization of 2014 income tax year return	-2.2%
Change in state rate and valuation allowance	3.0%
Other items not discussed on page 25	-2.7%

Total percentage change	11.3%

If you have any questions or comments on our responses, please contact me at 248.346.4277 or Jay Knoll, Senior Vice President, Corporate Development, General Counsel, and Secretary at 480.917.6165.

 Sincerely,

/s/ Janice E. Stipp

Senior Vice President, Finance, and Chief Financial Officer,
Principal Financial Officer and Principal Accounting Officer

Rogers Corporation

cc:
Jay Knoll, Senior Vice President, Corporate Development, General Counsel, and Secretary
Tracie Mariner, Staff Accountant, Securities and Exchange Commission
Tracey Houser, Staff Accountant, Securities and Exchange Commission
Christopher Ronne, Staff Attorney, Securities and Exchange Commission
Craig Slivka, Special Counsel, Securities and Exchange Commission